Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

The following is a transcript from the October 28, 2015 Interval Leisure Group, Inc. Investor Call.

INTERVAL LEISURE GROUP ACQUISITION OF VISTANA SIGNATURE EXPERIENCES

Moderator:          Lily Arteaga

October 28, 2015

8:00 a.m. ET

Operator:	This is conference number 69619181

Good morning and welcome to today’s conference call to discuss Interval Leisure Group’s acquisition of Starwood vacation ownership business, Vistana Signature Experiences.

All participants are currently in listen-only mode. Following this morning’s remarks, we will conduct a question-and-answer session. For those who would like to ask a question, please press star one. As a reminder, today’s call is being recorded. A copy of the final presentation is available on the investor relations’ section of the Interval Leisure Group and Starwood websites.

An audio archive of this call will be available shortly after the call has concluded. I would now like to turn the conference over to Lily Arteaga, vice president of investor relations, for Interval Leisure Group.

Lily Arteaga:	Thank you operator. Good morning and thank you for taking the time today to join the call to discuss ILG’s acquisition of Starwood’s vacation ownership business, Vistana.

Before we begin, I would like to note that today’s discussion contains forward-looking statements that are subject to the risks identified in both company’s

SEC filings and other written communications related to the merger announcement.

Actual results may differ materially from those discussed here. Please refer to the information on slides two and three of the presentation for an outline of these risks.

Our chairman, president and chief executive officer, Craig Nash, and Starwood’s interim chief executive officer, Adam Aron, and chief financial officer, Thomas Mangas, will deliver prepared remarks before opening the call up for questions and answers. Also on the call is Bill Harvey, chief financial officer of ILG.

With that, I am pleased to turn the call over to Craig.

Craig Nash:

Thank you Lily. And welcome to your first conference call with ILG. We are thrilled to have you on board at such an exciting time. Good morning everyone, and thank you for joining us today, especially on such short notice.

Today is a special today, as we bring together two leaders in our industry, combining ILG with Starwood’s vacation ownership business, Vistana Signature Experiences.

This acquisition will create a leading, integrated shared ownership company that has the scale, financial strength, and product portfolio to excel and drive value for shareholders and clients alike.

Together, we will have an expansive portfolio of approximately 200 managed vacation ownership resorts, encompassing over 500,000 owners and more than 11,000 employers. With an even more diverse offering of leading properties and broader geographic reach, ILG will be stronger than ever — both financially and in our ability to thrive in a rapidly evolving industry. In short, it is an unmissable opportunity.

Slide five outlines at high level the compelling, strategic and operational benefits of this transaction. It makes clear how the combination of our two companies creates an expanded platform for growth now and into the future.

As I mentioned, this transaction will establish a significantly stronger financial profile to drive growth both domestically and internationally, leveraging ILG’s global infrastructure and Vistana’s substantial, capital efficient resort pipeline.

We are creating a highly complementary product portfolio of upper upscale vacation ownership brands. While we know and have done business with Starwood for many years, we are excited to bring together three of the leading brands in this segment under one roof:  Sheraton Vacation Club, Westin Vacation Club and Hyatt Residence Club.

The combination improves ILG’s overall financial flexibility with substantial free cash flow and debt capacity to fund future growth. We also expect the transaction provide meaningful cost savings and revenue synergy opportunities.

Bringing together our companies creates a very attractive and growing inventory pipeline by adding Vistana’s roster of vacation ownership projects, expansions and conversions. At the same time, we are gaining Vistana’s robust sales and marketing distribution, meaning we have the capabilities Day 1 to market and sell new properties, and drive sales and earnings growth in the process.

And finally our high-value inventory will enhance our membership in exchange revenues. All these benefits combined with the synergies we expect to achieve provide a unique opportunity to create value over the long term both sets of shareholders. Now let’s turn to slide six to discuss the terms of the transaction.

The transaction will be executed through a Reverse Morris Trust with Vistana’s shares to be distributed to Starwood shareholders. Vistana will be spun off from Starwood, and will merge with a wholly-owned subsidiary of ILG with a total transaction value of approximately $1.5 billion.

Starwood shareholders will receive around 55% of the outstanding shares of the combined company and ILG shareholders will own about 45% of the company. An important element of this transaction is the fact of the company will be run by a team that combines the talents of both ILG management and the terrific group of experienced executives from Vistana. Our people have always been our greatest asset. I have every confidence that this team is the right one to lead the combined company forward.

We have the experience and the track record to get the got job done and grow the terrific brands we have each built. I will continue to serve as chairman and CEO of the combined company.

Jeanette Marbert will continue as our COO and Bill Harvey as our CFO. Key members of the Vistana executive team, including their COO, Steve Williams, and CFO, Heather McGill, will continue to lead Vistana. In terms of the board structure, the company’s — the combined company’s board will be comprised of 13 directors including nine current directors from the ILG board and four directors to be appointed by Starwood.

And of course the transaction is subject to customary closing conditions, including regulatory and ILG shareholder approvals. We are confident in receiving ILG shareholder approval not only because this is a highly compelling transaction, but also because Liberty Interactive, our single largest shareholder, and ILG executive officers have entered into voting in support agreements in favor of the transaction representing approximately 31% of ILG shares outstanding.

All told, we expect the transaction to close in the second quarter 2016. We are very excited about the combination in bringing these companies together as seamlessly as possible. We believe there’s a clear roadmap to getting this done and delivering on the tremendous potential. Before we talk further on the transaction let me turn the call over to Adam.

Starwood and Vistana are companies I have long admired. Getting to know Adam and Tom and the entire team over this process has only heightened my appreciation for what they have accomplished and got me more enthusiastic about what we can accomplish together.

Adam?

Adam Aron:

Thank you Craig and good morning everyone. It’s great to be here today on behalf of Starwood and let me reiterate what you were just saying. This transaction creates a formidable competitor in the timeshare industry that opens up some exciting opportunities to the guests, owners, shareholders and associates of both companies.

As Craig said, ILG and Vistana having been business partners for year — for years and we hold Craig and his team in high regard. Strategically and financially, our vacation ownership business will be better positioned as part of the Interval Leisure Group organization and will create significantly more value for our shareholders than as a standalone company.

Before I turn the call over to Tom Mangas, I’d like to take this opportunity to thank our Vistana associates who have been working so incredibly hard and well for us. We’re confident that this combination will mean huge upsides for both companies and will in turn create broader opportunities for our teams.

With that, I’ll now turn the call over to Tom Mangas, Starwood’s chief financial officer, to give you more color on the transaction and the financial benefits for Starwood’s shareholders.

Thomas Mangas:

Thanks Adam. Looking at slide seven in the presentation, we’re very excited about this transaction. And I’d like to emphasize why a combination with ILG is more compelling than a listing of Vistana as a standalone public company.

As you know we announced our plan to spin off Vistana in February and since then, our teams have been full steam ahead on preparations. As we moved forward, our board, consistent with a fiduciary responsibility, remained open to exploring other opportunities because our goal from the beginning has been to create the greatest value for our investors with an outcome that makes strategic and financial sense — one that creates the most opportunities for our valued associates and one that provides superior options for customers.

Our assessment in February was that a spinoff made sense for Starwood as it allows us to accelerate our asset like transformation. It will create opportunities for Vistana. This transaction accomplished all that and it creates a stronger company than under a stand alone plan. As a result, our board concluded a combination of Vistana with ILG, will provide the highest long-term value creation opportunity for Starwood shareholders.

Not only are the economics better, but being part of a larger organization ensures more growth opportunity for the business and our associates. Starwood shareholders will benefit from a diversified mix of revenue streams across different, yet connected, businesses: membership and exchange, management and rental.

This vertical integration opportunity is a critical factor in making this combination as attractive as it is. Pursuing this opportunity with ILG will enable Vistana to avoid public company as unit cost that would have be necessary to build from the bottom up as a stand alone company and drive efficiencies to invest in growth.

While the cost benefits create value that’s not what gets us really excited about this transaction. What gets us excited is what this transaction means for the future of Vistana’s business and the fee growth we will enjoy from our long-term license agreement. Looking ahead to growth and development of new vacation ownership inventory, this transaction provides Vistana direct access to the resources of an established, publicly-traded timeshare company, with complementary and related assets — one that is ready and able to invest in Vistana’s potential $5.5 billion future inventory yield. And the strength of the pro forma balance sheet will enable the company to develop new inventory at the high level of quality that our loyal owners and SPG members expect of the Sheraton and Westin brands.

This will allow the company to remain a formidable competitor. And overall we believe the combination of ILG and Vistana is the best outcome for shareholders. This is also a strong, cultural fit and the teams at Vistana and ILG have a long-standing relationship with great mutual respect for one another. We are looking forward to partnering together to continue to provide all our guests with outstanding experiences and even greater choices.

Moving to slide eight. For those of you who are not familiar with Vistana, we have 22 resort properties with more than 5000 villas across the U.S., Mexico and Caribbean. We sold more than $6 billion to our loyal owner base of more than 220,000 families. Our vacation network, HOA management business — our vacation network and HOA management business generates $63 million in membership, transaction and management fees revenue annually.

Our network provides are vacation owners access to our vacation ownership resorts and to more than 1,200 participating Starwood hotels and resorts in over 100 countries.

Our properties generate significant revenue from ancillary services, including sales at restaurants, spas, golf courses and other retail services outlets.

We have five properties that are currently operating as hotel that we are contributing to the spin and have plans to convert into additional vacation ownership units over time.

We also have a strong consumer financing business supporting our sales of vacation ownership interest; approximately 77% of our vacation ownership interest utilize financing at the time of purchase, with a weight average nominal coupon of 13%.

Moving to slide nine, we mentioned our potential $5.5 billion future inventory yield. This slide depicts that property breakdown: our completed inventory, the Starwood hotels that will be transferred to Vistana and converted into timeshare units, and the properties we currently have in development.

Most notably, the Westin Nanea Ocean Villas, which recently commenced sales, will be the newest resort on beautiful Ka’anapali Beach in Maui, opening in 2017.

We are currently in development and planning to begin construction on conversion of the remaining 96 poolside hotel rooms into villas at the Westin St. John Resort & Villas.

The five transferring Starwood properties are scheduled to be converted to transferred vacation ownership over time. These include the Westin Resort & Spa, Los Cabos; the Westin Cancun Resort & Spa; the Westin Resort and Spa, Puerto Vallarta; Sheraton Kaua’I Resort; and Sheraton Steamboat Resort.

These are the same five transfers we have been anticipating in our prior Form 10 disclosures.

Before I turn back the call to Craig, I want to say that we are confident that we have found the best path forward for Vistana, and the right partner to grow this business and create significant, ongoing shareholder value.

Craig?

Craig Nash:	Thank you, Tom. I appreciate all you’ve done to make this combination possible for both companies’ shareholders, clients, and employees.

I agree with your sentiment, and am looking forward to joining forces.

I want to spend a few minutes, now, explaining in greater detail why this transaction is the right step forward for our company and our shareholders.

In short, the opportunity we see in Vistana will build on the strong foundation we already had in ILG’s world class portfolio of vacation ownership properties, as well as our significant exchange in rental business.

As you can see on slide ten, we are a company that has been built on successfully acquiring and integrating well-recognized industry brands, and building on their existing reputations.

As a result, today we have a diversified footprint of vacation ownership properties, combined with stable, highly predictable revenue streams from our membership exchange club and management businesses.

This merger will meaningfully expand our reach through internationally recognized hospitality brands.

ILG and Vistana’s strong, diversified set of assets, and top brands, range from exchange and rental, to vacation ownership. With the Hyatt Residence Club, Westin Vacation Club, and Sheraton Vacation Club brands, we have a significant presence across the continental U.S., Hawaii, Mexico, and the Caribbean.

As we have discussed, we know the Sheraton and Westin clubs well, as they have long been part of the Interval Exchange Network. Adding the worldwide exclusive vacation ownership rights to these brands aligns perfectly with our strategy.

The next two slides capture how, together, the size and scale of ILG and Vistana’s high-end vacation ownership network will provide a stronger, more competitive platform from which to drive growth.

Taking a look at the map on slide 11, you can see that our resort footprint spans the leading vacation destinations in North America — from Hawaii, to Cabo, to Aspen, to St. John.

These are high-end properties in prime locations.

This means we will be able to offer our customers more options than ever before, and drive value across an expanded premium network.

I can’t emphasize enough the value of having, under one parent, the exclusive global license of three of the top upper upscale vacation ownership brands. This is a real differentiator.

And as we mentioned and as captured on the map, the transaction will fortify our foundation for long-term sustainable growth, anchored by a strong pipeline of new resorts and future phase opportunities.

As you will see on slide 12, we are bringing together two companies that are a perfect fit in terms of geographies and properties. With Vistana’s complementary revenue streams, we are enhancing and diversifying the combine company’s financial profile.

What I want to highlight on this slide is the revenue mix. You can see we expect to be a truly diversified and stronger company.

The company will generate revenue across exchange and rental and vacation owner ship, with balanced contributions from both, helping us to achieve strong free-cash flows and effectively manage through business cycles.

While we are limited in what we can disclose today about the combined company’s pro forma financials, we will be providing additional financial information when we file our S4.

So, to sum up the financial benefits, and turning to slide 13, the transaction will combine robust and highly diversified streams, resulting in a stronger balance sheet to support future growth.

The transaction will diversify our cash flow profile. Many of you are familiar with ILG’s highly predictable and stable recurring revenue streams.

Vistana also has meaningful recurring revenue from their club and resort operations.

In addition, we are also gaining Vistana’s strong portfolio, and rich sales and marketing distribution platform.

And importantly, our balance sheet will further — be further strengthened with substantial capacity to support future growth opportunities, both organically and through acquisitions.

The company will maintain a conservative leverage profile, with net debt to adjust with EBITDA expected to be around 1.5x following closing, excluding securitizations.

The balance sheet will be augmented by a significant portfolio of receivables, available for securitizations to fund growth initiatives.

As of June 30, over $350 million had not been securitized.

And finally, the synergy opportunities from this highly complementary transaction are also significant.

Following closing, we expect to realize approximately $21 million of potential annual synergies by year 3, and approximately 26 million by year five.

These synergies are expect to result from ILG’s globally corporate infrastructure, improved utilization of Vistana inventory through existing ILG channels, and increased penetration of membership programs to Vistana customers.

We expect cost savings will result primarily from efficiencies, rent consolidation, and natural attrition.

As I mentioned earlier, and as outlined on slide 14, ILG has the right team to first integrate and then execute on the significant value and growth potential inherit in this transaction.

With an average tenure of over 20 years, the ILG team has demonstrated an ability to perform throughout business cycles, and we have consistently taken a disciplined approach to operational and financial management.

We expect to add Vistana to our strong track record of a successful, strategic, and accretive acquisitions.

We will benefit from the continued leadership and expertise of the Vistana team, led by Steve Williams and Heather McGill, who know their business well, and will help to ensure that this is a seamless integration.

In addition to their proven skills as operators in this industry, these outstanding executives have years of experience overseeing complex, international sales, marketing, and resort operations infrastructure.

And finally, on slide 15, I want to conclude our remarks by reiterating how excited we are about this value-creating strategic combination, which we strongly believe is in the best interest of all ILG and Vistana stakeholders.

This is a transformational transaction, which we expect will provide significant shareholder value, benefit our talented employees, and lead to enhanced offerings for our customers.

We look forward to becoming one of the world’s best integrated shared ownership companies with an enhanced scale, boarder geographic reach, and unparalleled portfolio properties, and to capitalizing on this compelling opportunity to create significant value for both sets of shareholders.

Thank you all, again, for joining us today to discuss this announcement. We look forward to working the Vistana and Starwood team, to complete the combination as quickly as possible.

I will now turn it back over to the operator for questions.

Operator:	Thank you.

At this time, ladies and gentlemen, if you wish to ask a question, simply press star, then the number one on your telephone keypad.

Our first question comes from the line of Steven Kent, of Goldman Sachs.

Steven Kent:	Hi. A couple of questions for you.

First, the split that I’m struggling with a little bit is that 55% of the ownership interest goes to Starwood shareholders, yet the earnings are not exactly the same split, so that — so, for example, ILG (inaudible) roughly earnings, while Vistana only has 125.

So, I don’t really understand that, but I admit that that might be a corporate finance issue, rather than a fundamental.

On the more fundamental side, your 21 million in synergies, which would occur in three years, I’m wondering why the cadence is so modest; I would have expected it to move a little faster than that.

Craig Nash:	So, to answer your first question, from a financial standpoint, we focused on Vistana’s free-cash flow generation, with a substantial long-term growth

(process), and the synergies that you just talked about, that we are confident we can achieve over time.

We’re giving you the three year point; they will build over time.

So, we will reach the 21 million by the three year.

Steven Kent:	So, Craig, are you suggesting that — that it could be bigger than the 21 million when you said that it could build over time, or just that it’s — it could take some time to get there?

Craig Nash:	No, it’ll take some time to get there. We’ll build up to that point, and then, at the five year point, it will increase even more.

Steven Kent:	Okay, thanks.

Craig Nash:	Thank you.

Operator:	Our next question comes from the line of Patrick Scholes, of Suntrust.

Patrick Scholes:	Hey, good morning.

Craig Nash:	Good morning.

Patrick Scholes:	Good morning. A couple of questions here for you.

You know, on the surface, when you do the — back on the envelope of (inaudible), it implies 12x trailing, which is — trailing EBITDA for the purchase price, which is obviously is higher than both (VAC) and (Diamond) Resorts are trading.

That said, I understand there are five hotels coming in with the deal, which would make that, in addition to the synergies, would make that 12x multiple perhaps significantly lower.

What kind of color can you give us as far as the EBITDA generation from those five hotels, or perhaps a — you know, a ballpark EBITDA generation and/or a market value per chief of those five hotels?

Male:

This is a transformational transaction the way we see it it is complementary on a number of levels. The, the embedded growth through the pipeline of projects that were getting that are capital efficient, the sales marketing distribution platform, has the capability of great growth. When we look at that business we’re looking forward and what the opportunities are to grow over the long-term.

Patrick Scholes:	Okay.

Male:	In terms — we, you know, much of the details we covered in the S4 and we’ll share more as we move forward. The S4 should be filed in about a month.

Patrick Scholes:

Okay. Would you — okay. And again, I ask you to be so kind as to put as much color on the EBITDA — on those hotels because I think investors will look at that very closely when figuring out, you know, whether it is a good deal for, for you.

Next, as far as the acquisition itself here, how many years of inventory roughly are there? Unfortunately, unsold inventory.

Male:	There is 5.5 billion of sales inventory that is (inaudible).

Thomas Mangas:

This is Tom. So, I would say right now that the currently built inventory were only about 12 the 18 months of inventory, certainly we’re ranking (ph) up on the, the (nanny) of property quickly and are starting to sell those out now which should drive a dramatically accelerated sales bases versus what you’ve seen.

As you recall, part of the reason that Starwood wanted to spin this business out is we have been starving it of capital and so, you know, the, the established inventory had grown light and was dragging on overall sales. Our view with — in this, (trans intervals) sponsorship that the $5.5 billion future inventory can be realized, like it would not been realized under Starwood ownership.

But in today’s, you know, if you snap the chalk line today what’s available is 12 to 18 months.

Patrick Scholes:	Thank you. Just a couple more questions here. Is there any debt that — or any debt that comes with a spinoff of — to, for ILG or with any new debt that is taken out?

Male:	The beauty of the structure is that there is little debt that will be added. It’s a 132 million (inaudible).

Patrick Scholes:	And two more questions Craig, when do you see this deal being accretive? How long will that take?

Craig Nash:	We believe it will be EBTIDA multiple accretive by year three.

Patrick Scholes:	Okay. And then lastly, I was a bit surprised that (Matt Avril) isn’t staying. Why is that?

Male:	Hey, listen, Matt is a talented executive and someone I respect very much, but the team that has been leading the business will continue to execute on their strategy under ILG.

Patrick Scholes:	Okay. Fair enough. Thank you.

Male:	Thank you, Patrick.

Male:	That’s good.

Operator:	Ladies and gentlemen, in the interest of time we do ask that you please ask one question. Our next question comes from (one) (Sean Kelly) of Bank of America.

(Sean Kelly):

Good morning everyone and congratulations on transaction. So, there’s a lot of pieces here. I think you guys have covered two of the big ones, interest synergies and valuations. So my question is on time line.

So Tom, you know, I think previously the expectation was that a kind of stand alone spin would be completed by likely by the end of the fourth quarter. Now that getting pushed out until you know the second quarter of ‘16.

So my question is does this have any — because it’s a spin and because it’s a relatively structured transaction and it’s being distributed to Starwood shareholders. Does this impact the timing of other strategic alternatives you may be considering for the broader Starwood company?

Thomas Mangas:

Thank you Shauna (sic) for the question. First, you’re correct on the timing. We had been guiding that we could do the spin, that we were fully prepared to execute the spin in the, the fourth quarter but we just could not pass up this opportunity as we evaluated intervals offered to us and decided that it was worth waiting a few extra months to be able to consummate this deal in a very tax-efficient structure for our shareholders and strong value for, for them as well.

But short answer is no, we don’t expect this, this transaction to have any impact on our other strategic alternatives. Obviously we’re not prepared to comment on those other strategic alternatives, but this deal has been structured and contemplated in the context of recognizing that there other — we’ve got other, other actions that we’re considering for the.

Male:	Thank you very much.

Operator:	Our next question comes from one of (Thomas Alan) of Morgan Stanley.

(Thomas Alan):

Hi, good morning. So two questions. First, obviously there’s been a decent amount of scrutiny around tax-free spins. Obviously this deal is, you know, reliant on regulatory approvals. Just, just wanted to, kind of get a little more, more color, you know. Are you gonna rely a the law firm’s well, letter ruling, or is there or is this , you know, can you just get the IRS approval?

Second, related to the fees, are there any escalators? How did you come up with the with ongoing fee structure? Thank you.

Thomas Mangas:

All right Thomas, this is Tom Mangas from Starwood. So certainly the tax considerations were significant in this and we have retained outside counsel to help us evaluate it. We don’t think the recent IRS pronouncements pertain to this transaction. I mean there is actual business here that is income generating that’s not passively invested. So we were confident that qualify for RMT structures and be tax-free to our shareholders.

I think the nuance here in our releases, were not declaring that it’s tax free to Starwood. There maybe a tax implication there. And we are still working through that, and that is — that would be somewhat the dependent on what may happen in a different range of strategical alternatives.

But for our shareholders, we’re confident that we’ll be tax-free and that has been through extensive consultation with outside advisers on that. Relative to fee escalators, the license agreement will be, you know, disclosed, but it is essentially a, a fixed fee plus a percentage of originated sales consistent with how we plan to execute with our own spend of Vistana.

Operator:	Again ladies and gentlemen, if you wish to ask a question, simply press star, then the number one on your telephone keypad.

Our next question comes from one (Astenis Farrel) of Wells Fargo security.

(Astenis Farrel):

Great. Thank you operator. Craig congratulations. I was wondering if you could just come walk us through what the pro forma capital structure will look like for interval and if this transaction, given the change in the ownership will trigger a change of control under the bond outstanding ?

Craig Nash:

No, it won’t trigger a change in control under our bond. Today we have on our on our balance sheet, 92 million in cash. We have as of 6, as of 630. As you know we have our $600 million credit facility which has 88 million outstanding. We have our senior notes due, $2023 at 5625%, 350 million. For total debt, 438 net data, 346.

At that date we anticipate, at the same date the — if you look at the additional debt and the EBDITA we have a net debt to adjusted EBDITA ratio expected at about one and a half.

Male:

And I’m just, in regards to free cash loan, I mean your existing business, you know, generates a substantial amount of free cash flow. On a combined basis, how much capital will the Vistana business need to continue to grow out their pipeline.

Craig Nash:

You know, the receivables portfolio is at 630, I think it was $350 million and growing. They’ll have plenty of capacity to be able to fund all of their own investment. So we think that this strong balance sheet and financial flexibility to support future growth and capitalize on this robust development pipeline. We’re also going to maintain our dividend, which is something that the spin might not have been able to do.

Male:	Great, thank you very much.

Craig Nash:	Thank you.

Operator:	Our next question comes from (Linus Bill Crow) of (Raymond Giant)

(Linus Bill Crow):

Hey good morning. Adam or Tom, now that this transaction’s been structured and balanced and I think you reduced actually your (Cafex), your spin expectation for balance for the year. Does this have any implications on the share of purchases or other return of capital in shareholders?

Thomas Mangas:

Well, this is Tom. Thank you Bill for the question. The — I think the short answer is, you know, we had expected a de-leveraging event because we were spinning off in the fourth quarter. That’s been pushed to, you know, the second quarter. So I can imagine there’s incremental capacity in a very short period of time to do more.

We are — we’re not changing our guidance on our full year repurchase program at this point. Largely, because we are, you know, still in a position of non-disclosed material of public information and unable to access the open market until we cleanse ourselves of that. We’re still operating under a 10(b)(5)(1) plan for our shared repurchases.

So I’m not expecting a, a, a materially different answer until we’re, we’re public on, on our strategic alternatives and CEO search.

Male:	Great. Thank you.

Operator:	And we have reached the allocated questions. At this time, I would now like to turn it back over to Craig Nash for any additional or closing remarks.

Craig Nash:

I want to thank you once again for joining us today to discuss the announcement. We are excited about what lies ahead and we look forward to working with the Starwood and Vistana team to complete this exciting combination.

Operator:	Thank you. This concludes today’s conference call. You may now disconnect and have a nice day.

END

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG, Vistana and Starwood and are subject to significant risks and uncertainties outside of the control of ILG and Starwood.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) the ability to achieve our estimate of future inventory yield, (9) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (10) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (11) lack of available financing for, or insolvency or consolidation of developers, (12) decreased demand from prospective purchasers of vacation interests, (13) travel related health concerns, (14) ILG’s ability to compete effectively and successfully and to add new products and services, (15) ILG’s ability to successfully manage and integrate acquisitions, (16) the occurrence of a termination event under the master license agreement with Hyatt, (17) ILG’s ability to market vacation ownership interests successfully and efficiently, (18) impairment of ILG’s assets, (19) the restrictive covenants in ILG’s revolving credit facility and indenture; (20) business interruptions in connection with ILG’s technology systems, (21) the ability of managed homeowners associations to collect sufficient maintenance fees, (22) third parties not repaying advances or extensions of credit, (23) fluctuations in currency exchange rates and (24) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s, Starwood’s and Vistana’s filings with the U.S. Securities and Exchange Commission. None of ILG, Starwood or Vistana is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana.  In connection with the proposed merger, ILG intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website.  Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

Participants in Solicitation

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

About ILG

ILG is a leading global provider of non-traditional lodging, encompassing a portfolio of leisure businesses from exchange and vacation rental to vacation ownership. In its exchange and rental segment, Interval International and Trading Places International (TPI) offer vacation exchange and travel-related products to more than 2 million member families worldwide, while Hyatt Residence Club provides exchanges among its branded resorts in addition to its participation in the Interval Network. Aqua-Aston Hospitality provides hotel and condominium rentals and resort management. In its vacation ownership segment, Vacation Resorts International, VRI Europe, Hyatt Vacation Ownership (HVO) and TPI provide management services to timeshare resorts and clubs, as well as homeowners’ associations. HVO also sells, markets, and finances vacation ownership interests. ILG through its subsidiaries independently owns and manages the Hyatt Residence Club program and uses the Hyatt Vacation Ownership name and other Hyatt marks under license from affiliates of Hyatt Hotels Corporation. Headquartered in Miami, Florida, ILG has offices in 16 countries and more than 6,000 employees. For more information, visit www.iilg.com.

About Starwood

Starwood is one of the leading hotel and leisure companies in the world with more than 1,200 properties in some 100 countries and more than 180,000 employees at its owned and managed properties. Starwood is a fully integrated owner, operator and franchisor of hotels, resorts and residences with the following internationally renowned brands: St. Regis®, The Luxury Collection®, W®, Westin®, Le Méridien®, Sheraton®, Four Points® by Sheraton, Aloft®, and Element®. The Company boasts one of the industry’s leading loyalty programs, Starwood Preferred Guest (SPG®), allowing members to earn and redeem points for room stays, room upgrades and flights, with no blackout dates. Starwood also owns Starwood Vacation Ownership, Inc., a premier provider of world-class vacation experiences through villa-style resorts and privileged access to Starwood brands. For more information, please visit www.starwoodhotels.com.